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12060348

SECU[illegible] [illegible]SSION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-48886

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Dundee Securities Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

~~1 Adelaide Street East, Suite 2000~~
(No. and Street)

Toronto (City) Ontario (State) Canada M5C 2V9 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Peter Oatway (416) 840-7964
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

Suite 2600, 18 York Street, PwC Tower, Toronto, Ontario, M5J 0B2
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☒ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Robert M. Sellars, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Dundee Securities Inc., as of December 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [ ] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Dundee Securities Inc.
(a wholly owned subsidiary of
Dundee Securities Ltd.)

Financial Statements and Supplemental Information
December 31, 2011
(expressed in US dollars)



February 29, 2012

Report of Independent Auditors on Accompanying Information

To the Shareholder of Dundee Securities Inc.

In our opinion, the accompanying statement of financial condition and related statements of operations, of changes in shareholder's equity and cash flows present fairly, in all material respects, the financial position of Dundee Securities Inc. (the Company) at December 31, 2011 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audit was conducted for purposes of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

Chartered Accountants, Licensed Public Accountants

PricewaterhouseCoopers LLP, Chartered Accountants
PwC Tower, 18 York Street, Suite 2600, Toronto, Ontario, Canada M5J 0B2
T: +1 416 863 1133, F: +1 416 365 8215, www.pwc.com/ca

Dundee Securities Inc.

(a wholly owned subsidiary of Dundee Securities Ltd.)
Statement of Financial Condition
At December 31, 2011

(expressed in US dollars)

	$
Assets	
Current assets	
Cash	3,863,871
Due from carrying broker (note 3)	177,536
Other assets (note 6)	84,987
	4,126,394
Liabilities	
Current liabilities	
Accounts payable and accrued liabilities	664,639
	664,439
Shareholder's Equity	
Capital stock (note 4)	1,500,000
Retained Earnings	1,961,755
	3,461,755
	4,126,394

The accompanying notes are an integral part of these financial statements.

Dundee Securities Inc.

(a wholly owned subsidiary of Dundee Securities Ltd.)

Statement of Operations

For the year ended December 31, 2011

(expressed in US dollars)

	$
Revenue	
Commission income	3,217,806
Underwriting income	464,874
Other income	1
	3,682,681
Expenses	
Variable compensation (note 3)	1,084,734
Processing costs (note 3)	198,462
Trading and administration	183,679
Foreign exchange loss	22,570
	1,489,445
Income before income taxes	2,193,236
Provision for income taxes (note 6)	631,721
Net income for the year	1,561,515

The accompanying notes are an integral part of these financial statements.

Dundee Securities Inc.

(a wholly owned subsidiary of Dundee Securities Ltd.)
Statement of Changes in Shareholder's Equity
For the year ended December 31, 2011

(expressed in US dollars)

	$
Capital stock - Beginning of year	1,500,000
Shares issued during the year	-
Capital stock - End of year	1,500,000
Retained earnings - Beginning of year	400,240
Net income for the year	1,561,515
Retained Earnings - End of year	1,961,755
Total shareholder's equity – End of year	3,461,755

The accompanying notes are an integral part of these financial statements.

Dundee Securities Inc.

(a wholly owned subsidiary of Dundee Securities Ltd.)
Statement of Cash Flows
For the year ended December 31, 2011

(expressed in US dollars)

	$
Cash provided by (used in)	
Operating activities	
Net income for the year	1,561,515
Changes in operating assets and liabilities	
Increase in other assets	(24,044)
Decrease in due from carrying broker	415,734
Increase in accounts payable and accrued liabilities	613,028
Increase in cash during the year	2,566,233
Cash - Beginning of year	1,297,638
Cash - End of year	3,863,871

(expressed in US dollars)

1 Incorporation, corporate activities and change in control

Dundee Securities Inc. (the Company) was incorporated under the Ontario Business Corporations Act on September 20, 1995. The Company is a wholly owned subsidiary of Dundee Securities Ltd. (Dundee Securities), which is incorporated under the Ontario Business Corporations Act and operates as an investment dealer. Dundee Securities is a member of the Investment Industry Regulatory Organization of Canada and Canadian Investor Protection Fund. The Company is registered as a broker-dealer with the U.S. Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority. The Company's primary source of revenue is commission income for securities trade execution for US resident customers. The Company clears all transactions with and for customers on a fully disclosed basis through its parent, Dundee Securities. Accordingly, the Company does not hold customers' securities or perform custodial functions relating to customers' accounts.

On November 22, 2010, DundeeWealth Inc. ("DundeeWealth"), a Canadian wealth management company, and a then subsidiary of Dundee Corporation (DC), announced that it had entered into an agreement (the "Support Agreement") with The Bank of Nova Scotia ("Scotiabank") pursuant to which Scotiabank agreed to make an offer (the "Offer") for certain shares of DundeeWealth, including the shares owned by DC.

As a condition precedent to the Offer, DundeeWealth arranged for the spinout of its capital markets business previously conducted through DWM Securities Inc. (formerly Dundee Securities Corporation) as well as certain other assets, to its then wholly owned subsidiary, Dundee Capital markets, Inc. (DCM). DundeeWealth subsequently declared a dividend-in-kind, such that certain holders of shares of DundeeWealth, including DC and Scotiabank, received common shares of DCM.

In connection with the business combination of entities and businesses under common control, DCM, either directly or indirectly, completed the following transactions:

- On December 10, 2010, DundeeWealth established Dundee Securities as its wholly owned subsidiary.
- On January 28, 2011, Dundee Securities acquired the capital markets business of DundeeWealth.
- On January 28, 2011, DCM acquired Dundee Securities from DundeeWealth in exchange for the issuance of common shares of DCM to DundeeWealth.
- On January 31, 2011, DundeeWealth distributed the common shares of DCM that it received in exchange for its interest in Dundee Securities, as a dividend-in-kind to its shareholders and DCM listed its shares on the TSX effective January 31, 2011.

2 Summary of significant accounting policies

These financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America. The significant accounting policies are as follows:

(expressed in US dollars)

Securities transactions

Customers' securities transactions are recorded on a settlement date basis, with related commission income and expenses recorded on a trade-date basis.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Taxation

The amount of current and future income taxes payable or refundable is recognized at the date of the financial statements, utilizing currently enacted income tax laws and rates. Future income tax expenses or benefits are recognized in the financial statements for the changes in future income tax liabilities or assets between years.

ASC 740-10 requires companies to recognize the income tax benefits of uncertain income tax positions only when the income tax positions are more likely than not to be sustained, assuming examination by income tax authorities. The income tax benefit recognized is the largest amount of benefit that is greater than 50% likely of being realized on ultimate settlement. There were no income tax positions that required examination.

Financial instruments

The fair values of the Company's assets and liabilities, which qualify as financial instruments, approximate the carrying values presented in the statement of financial condition due to their short-term nature.

Translation of foreign currencies

Monetary assets and liabilities denominated in foreign currencies are translated into US dollars at the year-end rates of exchange, while revenue and expense items are translated at the average exchange rates during the year. Gains or losses resulting from foreign currency exchange transactions are included in net income (loss).

3 Related party transactions

Under an operating agreement dated January 1, 2011, the Company has entered into an arrangement with its parent, Dundee Securities, whereby Dundee Securities performs certain securities trading activities and recordkeeping services as agent for the Company. The Company recorded an expense of $198,462 for these processing costs.

(expressed in US dollars)

The Company recorded variable compensation of $1,084,734 which is paid or payable to employees of Dundee Securities.

The balance due from carrying broker of $177,536 is due from Dundee Securities. This amount is due on demand and is non-interest bearing.

4 Capital stock

Authorized
Unlimited common shares without par value

Issued and outstanding	
1,500,001 common shares	$ 1,500,000

5 Regulatory net capital requirement

As a registered broker-dealer, the Company is subject to Rule 15c3-1 of the SEC, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1. At December 31, 2011, the Company had net capital of $3,006,608 which was $2,906,608 in excess of its required net capital of $100,000. The Company's ratio of aggregate indebtedness to net capital was 0.2211 to 1. The Company claims exemption from the provisions of Rule 15c3-3 of the SEC as provided by paragraph k(2)(i) of that rule because it is a limited business and neither holds customers' funds nor performs custodial functions relating to customers' securities.

6 Income taxes

The Company is taxed in a Canadian jurisdiction and, as such, is bound by Canadian tax laws. Certain of the Company's gains relating to foreign currency exchange transactions are not currently taxable.

The Company's future income tax asset of $2,144, included in other assets, is recoverable against future corporate taxes.

7 Subsequent event

On February 1, 2012 with regulatory approval, DCM and its ultimate parent DC completed a court-approved plan of arrangement for DC to acquire ownership and control of all the issued and outstanding common shares of DCM that DC did not already own at a price of $CAD 1.125 per share, resulting in DCM becoming an indirect, wholly-owned subsidiary of DC.

Supplemental Information

Dundee Securities Inc.

(a wholly owned subsidiary of Dundee Securities Ltd.)
Computation of Net Capital Pursuant to Rule 15c3-1
of the U.S. Securities and Exchange Commission
At December 31, 2011

(expressed in US dollars)

		$
Total Shareholder's Equity		3,461,755
Deductions and/or charges:		
Total non-allowable assets		262,523
Other deductions and/or charges		13,000
Net capital before haircuts on securities positions		3,186,232
Deduct: 6% haircut on Canadian cash		179,624
Net capital		3,006,608
Aggregate indebtedness:		
Total liabilities	664,639	
Aggregate indebtedness	664,639	
Computation of basic net capital requirements		
Minimum net capital required (greater of 6-2/3% of aggregate indebtedness or $100,000)		100,000
Excess net capital		2,906,608
Ratio of aggregate indebtedness to net capital		0.2211 to 1

Note: There were no material differences between the audited computation of net capital included in this report and the corresponding schedule included in the Company's unaudited December 31, 2011 FOCUS Report apart from a post-closing decrease to Shareholder's Equity of $87,466.

Dundee Securities Inc.

(a wholly owned subsidiary of Dundee Securities Ltd.)
Statement Regarding Rule 15c3-3 of the
U.S. Securities and Exchange Commission
At December 31, 2011

The Company is exempt from Rule 15c3-3 of the U.S. Securities and Exchange Commission under paragraph (k)(2)(i) of that Rule.

Supplementary Report of Independent Auditors



February 29, 2012

Report of Independent Auditors on Internal Control required by the U.S. Securities and Exchange Commission Rule 17a-5(g)(1)

To the Shareholder of
Dundee Securities Inc.

In planning and performing our audit of the financial statements of Dundee Securities Inc. (the Company) as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the U.S. Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

PricewaterhouseCoopers LLP, Chartered Accountants
PwC Tower, 18 York Street, Suite 2600, Toronto, Ontario, Canada M5J 0B2
T: +1 416 863 1133, F: +1 416 365 8215, www.pwc.com/ca



Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first, second and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011 to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, Financial Industry Regulatory Authority and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

Chartered Accountants, Licensed Public Accountant

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended December 31, 2011
(Read carefully the instructions in your Working Copy before completing this Form)

WORKING COPY

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

Dundee Securities Inc.
2000-1 Adelaide Street East
Toronto, ON M5C 2V9
Attn: Mark Boucher

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
Peter Oatway (416) 840-7964

2. A. General Assessment (item 2e from page 2) $9,879.55

   B. Less payment made with SIPC-6 filed (exclude interest) (5,958.89)
   23-Nov-11
   Date Paid

   C. Less prior overpayment applied ( )

   D. Assessment balance due or (overpayment)

   E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum

   F. Total assessment balance and interest due (or overpayment carried forward) $3,920.66

   G. PAID WITH THIS FORM:
   Check enclosed, payable to SIPC
   Total (must be same as F above) $3,920.66

   H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Dundee Securities Inc.
(Name of Corporation, Partnership or other organization)



(Authorized Signature)

Dated the 29 day of February, 2012.

Robert Sellars, President
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning January 1, 20 11
and ending December 31, 20 11
Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $3,951,819

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. ______

Total additions ______

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. ______

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. ______

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

______ ______

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______

Enter the greater of line (i) or (ii) ______

Total deductions ______

2d. SIPC Net Operating Revenues $3,951,819

2e. General Assessment @ .0025 $9,879.55

(to page 1, line 2.A.)



February 29, 2012

Report of Independent Accountants

To the Management of
Dundee Securities Inc.

In accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of the Securities Investor Protection Corporation (SIPC) of Dundee Securities Inc. for the year ended December 31, 2011, which were agreed to by Dundee Securities Inc., the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation (collectively, the specified parties) solely to assist the specified parties in evaluating Dundee Securities Inc.'s compliance with the applicable instructions of Form SIPC-7 during the year ended December 31, 2011. Management is responsible for Dundee Securities Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the assessment payment of $5,958.89 on page 1, item 2B of Form SIPC-7 to the bank statements which cleared on November 23, 2011.

   Noted no differences.

2. Compared the Total Revenue amount of $3,682,681 reported on the Statement of Operations of the audited Form X-17A-5 for the year ended December 31, 2011 to the Total Revenue amount of $3,951,819 reported on page 2, item 2a of Form SIPC-7 for the year ended December 31, 2011.

   Noted a difference of $269,138.

PricewaterhouseCoopers LLP, Chartered Accountants
PwC Tower, 18 York Street, Suite 2600, Toronto, Ontario, Canada M5J 0B2
T: +1 416 863 1133, F: +1 416 365 8215, www.pwc.com/ca



3. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers obtained in procedure 3, as follows:

   a. Recalculated the mathematical accuracy of the SIPC Net Operating Revenues on page 2, line 2d and the General Assessment @ .0025 on page 2, line 2e of $9,879.55 of the Form SIPC-7.

      Noted no differences.

   b. Recalculated the mathematical accuracy of the Total Assessment Balance and Interest Due of $3,920.66 reported on page 1, item 2F of Form SIPC-7.

      Noted no differences.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on the Company's preparation of Form SIPC-7 in accordance with the applicable instructions. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of management and the board of directors of Dundee Securities Inc., the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

Chartered Accountants, Licensed Public Accountants